ZENTALIS PHARMACEUTICALS, INC.

530 Seventh Avenue, Suite 2201

New York, NY 10018

July 27, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Zentalis Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on July 27, 2020

Dear Mr. Campbell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Zentalis Pharmaceuticals, Inc. (the “Company”) so that it will become effective on July 29, 2020, at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please call Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Salvatore Vanchieri at (212) 906-4605, to provide notice of effectiveness or if you have any other questions or concerns regarding this matter.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely yours,

Zentalis Pharmaceuticals, Inc.

By:    /s/ Anthony Y. Sun, M.D.

          Anthony Y. Sun, M.D.

          President and Chief Executive Officer

cc:	Nathan Ajiashvili, Esq.
Salvatore Vanchieri, Esq.